                                   Exhibit 2.1









                    Stock Purchase Agreement For the Purchase

                                       Of

                            Miners Fuel Company, Inc.

                           Miners Fuel Company, Inc.
                            Stock Purchase Agreement




                      PHOENIX WASTE SERVICES COMPANY, INC.
                                     Buyer


                                    - and -


                          JEFFERY PARKER, DAVID PARKER
                                AND JAMIE PARKER
                           ALL OF THE SHAREHOLDERS OF
                           MINERS FUEL COMPANY, INC.
                                    Sellers

                              Dated: JULY 13, 2001

                                TABLE OF CONTENTS

1.  Sale of Stock....................................................Page 2

2.  Purchase Price...................................................Page 2

3.  Payment of Purchase Price........................................Page 2

4.  Representations and Warranties of Sellers........................Page 4

5.  Representations and Warranties of Buyer.........................Page 11

6.  Covenants of Sellers............................................Page 12

7.  Covenants of Buyer..............................................Page 14

8.  Mutual Covenants of the Parties.................................Page 15

9.  Conditions Precedent............................................Page 15

10. The Closing.....................................................Page 17

11. Survival of Representations, Warranties and Covenants...........Page 19

12. Indemnification.................................................Page 19

13. Brokers.........................................................Page 22

14. Notices.........................................................Page 22

15. Entire Agreement................................................Page 22

16. Successors and Assigns..........................................Page 23

17. Paragraph Headings..............................................Page 23

18. Expenses........................................................Page 23

19. Further Assurances..............................................Page 23

20. Termination of Agreement........................................Page 23

21. Applicable Law..................................................Page 23

22. Counterparts....................................................Page 24

23. Severability....................................................Page 24

24. Variations in Pronouns..........................................Page 24

25. Waiver..........................................................Page 24

26. Attorney Michael Fiorillo Office................................Page 24

27. Further Covenants and Agreements................................Page 24

SCHEDULE 4(c).......................................................Page 27

SCHEDULE 4(d).......................................................Page 28

SCHEDULE 4(e).......................................................Page 29

SCHEDULE 4(f)(1)....................................................Page 30

SCHEDULE 4(f)(2)....................................................Page 31

SCHEDULE 4(g).......................................................Page 32

SCHEDULE 4(h).......................................................Page 33

SCHEDULE 4(i).......................................................Page 34

SCHEDULE 4(j).......................................................Page 35

SCHEDULE 4(l).......................................................Page 36

SCHEDULE 4(m).......................................................Page 37

SCHEDULE 4(o).......................................................Page 38

SCHEDULE 4(s).......................................................Page 39

SCHEDULE 6(f).......................................................Page 40

SCHEDULE 8(a).......................................................Page 41

SCHEDULE 10(a)(iv)..................................................Page 42

SCHEDULE 10(a)(v)...................................................Page 43

SCHEDULE 10(b)(ii...................................................Page 44

SCHEDULE 10(b)(iii).................................................Page 45

SCHEDULE 10(b)(iv)..................................................Page 46

                            Miners Fuel Company, Inc.
                            Stock Purchase Agreement

         This Stock Purchase Agreement (Agreement) is made and entered into on this 13th day of July, 2001, by and between PHOENIX WASTE SERVICES COMPANY, INC., a Delaware corporation, with its principal offices located at 60 Park Place, Suite 509, Newark, New Jersey 07102, (Buyer), and the following named individual persons, all of whom are residents of the State of Pennsylvania:
Jeffrey Parker, David Parker, and Jamie Parker (Sellers), the legal owners of all of the outstanding stock of MINERS FUEL COMPANY, INC., with its principal offices located at Route 209 and Interstate 81, Tremont, Pennsylvania, 17918
(MFC).

         BE IT RESOLVED AS FOLLOWS:

         WHEREAS, MFC operates a long haul solid waste transporting business from the above named location, transporting waste products for disposal in landfills (the Business); and

         WHEREAS, MFC owns contracts with respect to the Business, improved land in Pennsylvania on which its offices are situated, and a right to place a mobile office at the Bergen County Utilities Authority (BCUA) transfer station in North Arlington, New Jersey; and

         WHEREAS, MFC owns certain motorized hauling equipment, leasehold interest(s), accounts receivables, cash on hand, a trade name, an A-901 Permit issued by the State of New Jersey, sundry office equipment, written and non-written intellectual property, operating permits and licenses, employment contracts and goodwill; and

         WHEREAS, Sellers desire to sell, and deliver to Buyer, and Buyer desires to purchase from Sellers, all of the outstanding stock of MFC;

         WHEREAS, pursuant to that certain Miners Environmental, Inc. Stock Purchase Agreement of even date, a copy of which is attached hereto as Exhibit 1, Buyer is purchasing from Sellers, as are defined in Exhibit 1, all of the outstanding stock of Miners Environmental Company, Inc. (Environmental Company); and

         WHEREAS, pursuant to that certain Miners Oil Company, Inc. Asset Purchase Agreement of even date, a copy of which is attached hereto as Exhibit 2, Buyer is purchasing all of the assets of Miners Oil Company, Inc. (Oil Company); and

         WHEREAS, this Agreement, Exhibit 1 and Exhibit 2, shall be collectively referred to herein as The Agreements, and

         WHEREAS, the Closing Date for each of The Agreements shall be the same date and is further discussed below at (paragraph) 10, and

         NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties agree as follows:

         1. Sale of Stock: Subject to the conditions as set forth in this Agreement, Sellers hereby agree to transfer to Buyer and Buyer hereby agrees to purchase from Sellers, on the Closing Date, all of the outstanding stock of MFC (the Stock), consisting of a total of One Hundred (100) shares, Sixty (60) of which are owned by Jeffery Parker, Twenty (20) of which are owned by David Parker and Twenty (20) of which are owned by Jamie Parker.

         2. Purchase Price: The aggregate purchase price to be paid by Buyer to Sellers for the Stock of MFC shall be EIGHT MILLION AND NO/100 DOLLARS ($8,000,000) (Total Purchase Price), less the amount paid for the stock of the Environmental Company, and less the amount paid to the Oil Company for the net book value of the Oil Company, the net amount of the Total Purchase Price paid for all of the outstanding stock of MFC hereinafter referred to as the Purchase Price.

         3. Payment of Purchase Price: At the Closing as is defined below at (paragraph) 10, Buyer shall deliver to Sellers, by wire transfer or by bank, cashier's or certified check made payable jointly to the order of Sellers, the full amount of the Purchase Price.

                  (a) Payment of the Deferred Amount: Buyer shall pay to all of the Sellers named in The Agreements collectively, not individually, and according to the allocations contained below (paragraph) 3(b), up to TWO (2) additional payments not to exceed THREE HUNDRED THOUSAND DOLLARS ($300,000) each, and the total thereof, therefore, not to exceed SIX HUNDRED THOUSAND DOLLARS ($600,000) (the Deferred Amount), each payment to be made on the first and second anniversary of the Closing Date, said payments conditioned upon the Miners Entities collectively achieving an annual (EBITDA) of FOUR MILLION DOLLARS ($4,000,000) in each or either of fiscal years 2001 and 2002, as same is adjusted for inter-company charges. The Deferred Amount earned shall bear simple interest at EIGHT PERCENT (8%) per annum from the Closing Date until paid. Payments pursuant to this (paragraph) 3(a) shall include the Deferred Amount due, plus accrued interest.

                  (b) Allocation of the Deferred Amount Payments Among Sellers:
For each of the up to TWO (2) payments of the Deferred Amount, the Sellers named in The Agreements shall receive the following percentages of Deferred Amount earned, with accrued interest thereon:

                 (i)      Jeffery Parker - 50%;

                 (ii)     David Parker - 20%;

                 (iii)    Jamie Parker - 20%;

                 (iv)     Michael Fiorillo - 10%;

                 (v)      The Oil Company - 0%;

                  (c) Notices to Sellers Concerning the Deferred Amount: For purposes of this (paragraph) 3, all notices to Sellers with respect to any determinations by Buyer of the EBITDA, the Deferred Amount, or with respect to any issue reasonably relevant to either determinations of the EBITDA or the Deferred Amount, shall be deemed properly given, if supplied to Jeffery Parker, in writing, within the time set out herein for same.

                  (d) Disputes Concerning The EBITDA Determination: Upon the written notice to Sellers of the determination of the EBITDA by Buyer's certified auditors, if Sellers disagree with the determination, Sellers shall notify Buyer in writing within FOURTEEN (14) calendar days of the receipt of said notice of the nature and extent of Sellers' disagreement. Thereafter, the parties shall follow the procedure set out below in (paragraphs) 3(d)(i)-(iii) to resolve the dispute concerning the EBITDA determination of Buyer:

                           (i)      Following the receipt by Buyer of Sellers'
written notice described in (paragraph) 3(c), in the FOURTEEN (14) calendar days following receipt of the said notice by Buyer, Sellers and Buyer shall attempt to negotiate a good faith settlement of the dispute.

                           (ii)     If the dispute is not resolved  within
said FOURTEEN (14) calendar days of good faith negotiation, as may be extended by the mutual agreement of Buyer and Sellers, Sellers may file for arbitration of the dispute pursuant to the rules of the American Arbitration Association, utilizing three arbitrators, one arbitrator chosen by Sellers, one arbitrator chosen by Buyer, and the third arbitrator chosen by the other two arbitrators.

                           (iii)    During the time required to resolve any
dispute with respect to the EBITDA amount, Sellers shall continue to accrue interest as is provided for above in (paragraph) 3(a) until such time as the dispute is resolved and payment of the Deferred Amount is made by Buyer.

                  (e) MFC's Debt on the Closing Date: All obligations of MFC, properly disclosed to Buyer pursuant to the requirements of this Agreement, shall remain as obligations of MFC after the Closing Date.

         4. Representations and Warranties of Sellers: Sellers hereby represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows, except as may be set forth in Schedules annexed hereto:

                  (a) Organization and Good Standing of MFC. MFC is a corporation duly organized and validly existing under the laws of the State of Pennsylvania. Sellers further represent that MFC is qualified to do business and is in good standing in any and all other states (and the District of Columbia) in which it does business. MFC has full corporate power and authority to own its properties and to carry on the Business.

                  (b) Authorization and Effect of Agreement. This Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly authorized and approved by all requisite corporate action of MFC, and when executed and delivered by Sellers shall constitute the legal, valid and binding obligations of Sellers, enforceable against each in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors' rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to Sellers or MFC, or any order, judgment or decree of any court or other governmental agency binding on Sellers or MFC, or any agreement or instrument to which Sellers or MFC are a party or by which either of them may be bound.

                  (c) Financial Statements. MFC has delivered its Financial Statements to Buyer, attached as Schedule 4(c). The Financial Statements fairly present the financial position of MFC for the periods covered thereby and have been prepared in accordance with GAAP consistently applied throughout the periods covered, or if not prepared in accordance with GAAP, the Financial Statements do not reflect a materially different financial position or results of operations than if the Financial Statements had been prepared in accordance with GAAP. The Financial Statements fully and fairly reflect all the transactions, properties, assets and liabilities of MFC. There are no extraordinary or material non-recurring items of income or expense during the periods covered by the Financial Statements and the balance sheets included in the Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets, except the EIGHT HUNDRED THOUSAND AND NO/100 DOLLAR ($800,000) bad debt expense referenced below in (paragraph) 4 (bb). The Financial Statements reflect all adjustments necessary for a fair presentation of financial information contained therein. All related party transactions have been entered into and are reflected in the Financial Statements. There are no loans between MFC and Sellers or any parties related to them, except as is set out on Schedule 4(c).

                  (d) No Adverse Change. Since December 31, 2001, the date of the Financial Statements, the Business has been operated in the ordinary course and there has not occurred any material adverse change in the Business, properties, prospects or operations of the Business, in MFC's ability to operate the Business on an ongoing basis in the future, or in the quality and character of MFC's customers and relations therewith or in the aggregate business volume done with customers, except as identified on Schedule 4(d).

                  (e) Absence of Undisclosed Liability. There are no material liabilities related to the Business or properties or Assets of Sellers, other than as reflected in the Financial Statements, and as are fully listed on
Schedule 5(e).

                  (f) Title to Assets. MFC is vested with good and marketable title to all of its assets (the Assets), free and clear of all liabilities, except as indicated on Schedule 4(f)(1) annexed hereto. The Assets constitute all of the rights, titles, or interests which are used in the operation of the Business. All material contracts, oral and written, to the best of Sellers' knowledge, with suppliers of Sellers, including contracts for the purchase of fuel, are listed on or are annexed hereto as Schedule 4(f)(2).

                  (g) Inventory and Equipment. Schedule 4(g) annexed hereto lists all the inventory and equipment of Sellers necessary to conduct the operations of the business. The inventory and equipment of Sellers are in good, useable condition, except as is described on Schedule 4(g), and good and marketable title to same is vested in MFC.

                  (h) Information. MFC has no customers other than those on the customer list forming the Information and annexed as Schedule 4(h). MFC has used reasonable efforts to maintain the confidentiality of the Information and has not made it available to any third party other than pursuant to non-disclosure agreements. All customer contracts that could be located by MFC upon a reasonably diligent search are annexed as Schedule 4(h).

                  (i) Permits. MFC holds all licenses, permits and franchises required for it to conduct the Business and all such licenses, permits and franchises are valid and in full force and effect and annexed as Schedule 4(i).

                  (j) Litigation. Other than as set forth in Schedule 4(j), there is no action, suit, proceeding or claim pending, or, to the knowledge of Sellers, threatened against MFC by any person, including without limitation, by any government or governmental agency, and there is no outstanding order, writ, injunction, decree, judgment or award of any court, government or governmental agency against or affecting MFC, which would have a material adverse affect on the value to Buyer of the Stock, or the utilization of the Assets in the Business, or on Sellers' ability to consummate this transaction.

                  (k) Compliance with Laws. To the best of Sellers' knowledge, MFC has complied in all material respects with all laws, regulations and orders applicable to the Business, and there is no governmental law or regulation in effect or other event which would have a material adverse affect on the value to Buyer of the Stock, or on Sellers' ability to consummate the transaction.

                  (l) Labor, ERISA. Schedule 4(l) sets forth a list of all employees of MFC and their duties, current compensation and employee benefits. MFC is not a party to any collective bargaining agreement with any union and MFC has no knowledge or information that there is currently pending or threatened any petition by employees of MFC for a union representative election, except as is described on Schedule 4(l). MFC does not maintain any employee benefit plan in respect of which Buyer would become liable as a consequence of its purchase of the Stock or that would affect MFC's ability to consummate this transaction. MFC is not a participant in any multi-employer pension or employee welfare benefit plan.

                  (m) Taxes. MFC has duly and timely filed or will file all tax returns and tax information reports required to be filed by it and has timely paid or will pay in full all taxes owed by it, including but not limited to, income, real estate, franchise, sales, social security trust fund and state unemployment trust fund contributions, that have accrued and become payable on or before the Closing Date or with respect to tax periods ending on or after and including the Closing Date. There are no tax liens or determinations by any taxing authority against MFC or the Stock that would have a material adverse affect on the value to Buyer of the Stock, on the utilization of the Assets in the Business, or on Sellers' ability to consummate this transaction. There are no tax audits or determinations pending, or, to the best knowledge of Sellers, threatened against Sellers or with respect to the Stock, except as listed on
Schedule 4(m).

                  (n) No Restrictions. The execution and delivery of this Agreement and all other agreements and instruments to be executed in connection herewith, the consummation of the transactions provided for herein and therein, and the fulfillment of the terms hereof and thereof, will not result in a breach of or constitute a default under, or conflict with: (i) any agreement, or other instrument to which MFC is or Sellers are individually or collectively a party or by which it or they may be bound; (ii) the Certificate of Incorporation or By-Laws of MFC; (iii) any judgment, decree, order or award of any court, government, governmental agency or arbitrator; or (iv) any law, rule or regulation applicable to MFC, the Business, or the Stock.

                  (o) Insurance. MFC has in effect workers compensation insurance, vehicle insurance and general comprehensive liability insurance that is adequate and customary for the Business engaged in by Sellers. Premiums for all such insurance have been and will be timely paid by MFC. No notice of policy termination has been delivered to Sellers or MFC. Copies of all such insurance policies are attached hereto on Schedule 4(o).

                  (p) Contamination. To the best of Sellers knowledge, Sellers represent and warrant that MFC has not sent, had sent on its behalf, or allowed to be sent by any action or omission, any hazardous, toxic or deleterious substance or waste, as defined by any applicable law (defined to include, without limitation, all applicable statutory law and common law), hereinafter referred to as Hazardous Materials, for treatment, storage, handling or disposal to any facility or property which is: (1) listed, proposed for listing, or considered for listing on the National Priorities List, the Comprehensive Environmental Response Compensation and Liability Information System List or any other hazardous site list published, promulgated or adopted by any governmental authority; (2) the subject of any environmental investigation, remediation or cost recovery action; or (3) any facility or property from which such Hazardous Materials have been transhipped to another facility or property which meets criteria (1) or (2) above.

                  (q) Disposal or Release of Hazardous Materials. Sellers represent and warrant that MFC has not disposed of, released or discharged any Hazardous Materials, as such term is defined in the Pennsylvania Solid Waste Management Act (35 P.S. ss.6018-101 et. seq.) and the Pennsylvania Hazardous Sites Clean Up Act (35 P.S. ss.6020.101 et seq.) or any other applicable statutory law and common law, at or onto or arising from the real estate upon which MFC operates the Business (the Real Property), or into the subsurface soils or groundwater beneath the Real Property, that MFC has not disposed of, released or discharged any Hazardous Materials from, at or onto the Real Property or surrounding properties or into the subsurface soils or groundwater beneath the Real Property or surrounding properties, including surface waters, sediments or environmentally sensitive areas and any other potential areas of concern and receptors, and that MFC has not received any notice or claim asserting or claiming that it is or may in any way be liable for any adverse environmental condition existing on or under the Real Property or arising out of the disposal, release or discharge of any Hazardous Materials.

                  (r) Exposure to Hazardous Substances. Sellers represent and warrant that MFC has not received any notice or claim asserting or claiming that it is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials. Sellers represent and warrant that neither Sellers nor MFC are aware of any pending or threatened claim that MFC is or may in any way be liable for any condition arising out of or resulting from any exposure to Hazardous Materials.

                  (s) Real Property. Schedule 4(s) sets forth a full description of all Real Property with respect to which MFC is owner, lessor, lessee or has a possessory interest. Any agreements affecting such Real Property are annexed as part of Schedule 4(s). MFC has not received any notice for assessments for public improvements against the Real Property and, to the best of Sellers' knowledge, no such assessment has been proposed. There is no pending condemnation, expropriation, eminent domain or similar proceeding concerning all or any portion of the Real Property, and to the best of Sellers' knowledge, no such proceeding is proposed.

                  (t) Relationships. MFC's relationships with its customers, suppliers and others with whom MFC has business dealings are satisfactory to

MFC, and MFC has no knowledge of any contemplated termination or other adverse change in any such relationships.

                  (u) Health Care Claims. No health-related claim is pending, or to the knowledge of Sellers, is threatened, by any employee, his or her spouse or dependants not covered by insurance or otherwise provided for by MFC.

                  (v) Reasonable Equivalent Value. Sellers represent and warrant that the Purchase Price is a reasonably equivalent value for the transfer of the Stock to Buyer and that the transfer of the Stock to Buyer is intended to be a contemporaneous exchange for new value given to Sellers by Buyer.

                  (w) Liens. Other than as are disclosed on Schedule 4(e), there are no liens, chattel mortgages or other encumbrances on any of the assets of MFC.

                  (x) Full Disclosure. All information provided or to be provided to Buyer by Sellers in connection with the transactions contemplated by this Agreement is true and correct in all material respects as of the date given to Buyer and as of the Closing Date, and Sellers have exercised best efforts to provide Buyer with complete information. As of the date given and as of the Closing Date, no representation or warranty of Sellers contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

                  (y) MFC Issued and Outstanding Shares. The are a total of One Hundred (100) issued and outstanding shares of MFC common stock, and Sellers are the sole owners of all such One Hundred (100) shares, and the same represents all MFC equity. There are no obligations by MFC to honor any warrants, pay any stock options, and there are no liens or encumbrances on the Stock.

                  (z) Improper or Unauthorized Dumping: To the best of Sellers knowledge, Sellers represent and warrant that MFC is free of any and all liability arising from the unauthorized or improper dumping or disposal of waste material.

                  (aa) Total Sales: The total sales of the Miners Entities is approximately FIFTY FOUR MILLION DOLLARS ($54,000,000) annually, as is reflected on the Financial Statements, as said Financial Statements are adjusted for inter-company sales and attached hereto as Schedule 4(c).

                  (bb) Annual EBITDA: The Miners Entities produce annual earnings before interest, taxes, depreciation and amortization (EBITDA) of approximately FOUR MILLION DOLLARS ($4,000,000), adjusted for a one-time bad debt expense of the Waste Company of approximately EIGHT HUNDRED THOUSAND DOLLARS ($800,000), as is reflected on the Financial Statements.

                  (cc) Loans Payable: The Miners Entities are obligated for loans payable in the approximate amount of NINE MILLION FIVE HUNDRED THOUSAND DOLLARS ($9,500,000), including chattel mortgages with respect to certain pieces of its equipment in the approximate amount of EIGHT MILLION DOLLARS ($8,000,000), as is reflected on the Financial Statements, as adjusted for increases in debt resulting from a waste hauling contract between the Waste Company and Waste Management, Inc. (WMI) to provide hauling services to WMI be performed in and around the State of Maryland.

                  (dd) Accounts Receivable: The Miners Entities own accounts receivable totaling approximately FIVE MILLION DOLLARS ($5,000,000), net of any reserves, as is reflected on the Financial Statements, and all such accounts receivable are collectable in the ordinary course of business.

                  (ee) Net Worth: The Miners Entities net worth is approximately TWO MILLION SIX HUNDRED THOUSAND DOLLARS ($2,600,000), as is reflected on the Financial Statements.

                  (ff) Certain Payments: Neither the MFC nor any officer, director or employee of MFC has paid or received or caused to be paid or received, directly or indirectly, in connection with the business of MFC (i) any bribe, kickback or other similar payment to or from any domestic or foreign government or agency thereof or any other person, or (ii) any contribution to any domestic or foreign political party or candidate, other than from personal funds of such officer, director or employee not reimbursed by MFC or as permitted by applicable law.

         5. Representations and Warranties of Buyer: Buyer represents and warrants to Sellers as follows:

                  (a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) Authorization and Effect of Agreement. This Agreement and all other agreements and instruments to be executed in connection herewith or pursuant hereto have been duly authorized and approved by all requisite corporate action of Buyer and when executed and delivered by Buyer shall constitute the legal, valid and binding obligations of Buyer enforceable against it in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws affecting generally the enforcement of creditors rights. The execution, delivery and performance of this Agreement will not violate any provision of any law, rule or regulation applicable to Buyer, or any order, judgment or decree of any court or other governmental agency binding on Buyer or any agreement or instrument to which Buyer is a party of by which it may be bound.

         6. Covenants of Sellers: At or before or after the Closing, as the context requires, Sellers covenant and agree that:

                  (a) Access. Sellers shall make available for inspection by Buyer or its representatives during normal business hours, MFC's books and records and all other documents reasonably requested by Buyer or its representatives that relate to the transactions contemplated hereunder. Sellers shall further insure that MFC shall cause its managerial employees, its counsel and accountants to be available upon reasonable notice to answer questions of Buyer and its representatives concerning the Business, Assets and Stock of MFC. MFC and its executive officers shall cooperate with Buyer in approaching customers and other third parties designated by Buyer.

                  (b) Maintenance of Insurance. Sellers shall insure that MFC provides to Buyer copies of all policies of insurance of whatever kind or description maintained in effect by Sellers, all of which are attached hereto as
Schedule 4(o). Sellers shall further insure that MFC will maintain in full force and effect all of its presently existing insurance coverage through the Closing Date, including all present insurance coverage for each vehicle used in the Business until Closing.

                  (c) Conduct of Business: The Seller shall conduct its Business in the ordinary course, consistent with the manner in which the Business is presently conducted and will use its best efforts to maintain, preserve and protect the Assets, the goodwill of the Seller and the relationships with its customers. During such period of time, except upon the prior written consent of the Buyer, the Seller shall not: (i) incur any Liabilities except current obligations and liabilities incurred in the ordinary course of business; (ii) sell, transfer or acquire any properties or assets, tangible or intangible, other than in the ordinary course of business; (iii) make any material change in its customary method of operations, including marketing and pricing policies;
(iv) modify, amend or cancel any of its customers' orders or enter into any contracts, agreements, leases or understandings other than in the ordinary course of business; (v) enter into any contract with new or existing customers the period of performance of which extends beyond sixty (60) days from the date entered into or which is on terms more favorable than offered by Seller to its customers in 2000; (vi) solicit, encourage or negotiate with any third party as to any disposition of the Assets or the Business or any shares of stock in the Seller; (vii) make any distribution to shareholders prior to the Closing Date;
(viii) take any other action (A) that would cause any of the representations and warranties made by the Seller in this Agreement not to be true and correct in all material respects on and as of the Closing Date; or (B) that would materially adversely affect the value of the Assets, their utilization in the Buyer's business or the ability of the Seller to consummate the transactions contemplated by this Agreement.

                  (d) Confidentiality. Sellers shall take all steps reasonably necessary to preserve, protect, and maintain the confidentiality of information which is proprietary to it or which is not generally known in the industry, and shall not disclose the same or permit the disclosure thereof to any individual, corporation or other entity who or which is not presently in possession thereof. If the Closing shall occur, then the obligations of Sellers under this subparagraph shall continue until August 1, 2002.

                  (e) Permits. Sellers shall have obtained all authorizations, consents and permits of any and all persons required to allow the consummation of the transactions contemplated by this Agreement, as further discussed below in (paragraph) 6(f).

                  (f) Environmental Review. Seller shall obtain a Phase I and Phase II Environmental Review, demonstrating the right to the continued unrestricted use of the entire Real Property and shall reflect the satisfactory completion of remediation of the Real Property (including, without limitation, soil, groundwater, surface water, sediments, environmentally sensitive areas, and any other potential areas of concern and receptors. The Phase I Environmental Review shall be paid for by Seller and the Phase II Environmental Review shall be paid for by Buyer, although any and all remediation costs shall be paid for by Seller. The Environmental Reports are attached hereto as Schedule 6(f).

                  (g) Hazardous Substances: No hazardous substances have been released or spilled by any of the Miners Entities on the land owned by MFC or on any site where the Business is conducted, other than minor fuel spillages occurring in the normal course of business, the latter not sufficient to warrant a site cleanup or site remediation.

                  (h) Sales Tax. Sellers shall cooperate with Buyer in providing the notice to the Director of the Pennsylvania Division of Taxation required by appropriate law and/or regulation at least ten (10) days prior to Closing and shall cooperate with the Director in promptly satisfying or making adequate provisions to ensure the satisfaction of any tax liabilities.

                  (i) Contracts: With respect to any and all contracts owned by MFC, and listed on Schedules 4(f)(2), 4(l) and 4(h), there are no impairments to the validity of same resulting from the change in ownership of all of the outstanding stock of MFC occasioned by the Closing.

         7. Covenants of Buyer: At or before or after the Closing, as the context requires, Buyer covenants and agrees that:

                  (a) Confidentiality. Buyer shall maintain the confidentiality of all proprietary and confidential information it receives or has received from Sellers and shall disclose and use the same only in connection with the transactions contemplated hereby. If the Closing does not occur for any reason whatsoever, Buyer shall promptly return to Sellers all copies of any confidential written information provided by Sellers then in Buyer's possession or control and shall continue to maintain the confidentiality required by this subparagraph until any item of such information becomes generally available in the industry through no fault of Buyer or of any officer, director or shareholder of Buyer.

                  (c) Payment of Deferred Amount: If it is reasonably determined that Deferred Amounts are due to Sellers, Buyer shall make all such payments fully and when due.

         8. Mutual Covenants of the Parties: At or before or after the Closing, as the context requires, \Sellers and Buyer mutually covenant and agree that:

                  (a) Collections for Billed Services and Work in Process. At least three (3) days before the Closing Date, Sellers shall cause MFC to deliver to Buyer a schedule, identified as Schedule 9(a) to this Agreement, listing by customer name the amounts that as of that date are owed to Sellers in respect of all uncollected bills for services completed or products sold and for un-billed work in process. Copies of all invoices shall accompany Schedule 8(a).

                  (b) Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall cooperate with the other in good faith and shall use commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, to obtain all necessary approvals, and to remove any impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

         9. Conditions Precedent. (a)The obligations of Sellers under the Agreement to consummate the transaction contemplated hereby are subject to the following conditions precedent:

                  (i) The representations and warranties made by Buyer herein shall be true and correct in all material respects on and as of the Closing.

                  (ii) All of the provisions of this Agreement to be complied with and performed by Buyer at or before the Closing shall have been duly complied with and performed in all material respects.

                  (iii) On or before the Closing, no action or proceeding shall have been instituted before any court, governmental agency or arbitrator to restrain or prohibit or to obtain material damages from Sellers in respect to this Agreement or the consummation of the transaction contemplated herein, which, in the opinion of Buyer or its counsel, makes it inadvisable to consummate such transaction.

                  (iv) Buyer shall have executed and delivered all of the documents and instruments referred to herein as exhibits to this Agreement.

                  (v) Buyer shall have completed all tasks and delivered all documents required by the Agreements.

                  (b) The obligations of Buyer under the Agreement to consummate the transaction contemplated hereby are subject to the following conditions precedent:

                  (i) Buyer shall have completed to its sole satisfaction a due diligence review of the Business.

                  (ii) Since the date of the Financial Statements there shall have occurred no material adverse change in the properties, prospects or operations of MFC or in the quality and character of its customers and relations therewith or in the aggregate business volume done with customers of the Business.

                  (iii) Sellers shall have obtained all consents required to be obtained by Sellers and shall have caused MFC to have obtained all consents required by MFC in order to execute, deliver and perform Sellers' obligations under this Agreement.

                  (iv) Any and all liens and other encumbrances on the Assets shall have been duly disclosed to Buyer on Schedule 4(e) attached hereto.

                  (v) Sellers and MFC shall have executed and delivered all of the documents and instruments referred to herein as Schedules to this Agreement.

                  (vi) Buyer shall have obtained all permits and approvals necessary, in Buyer's sole discretion, in form and substance satisfactory to Buyer in Buyer's sole discretion, to own and operate the Business.

                  (vii) All required governmental approvals with respect to this transaction, Buyer's ownership of the Stock and MFC's operation of the Business shall have been obtained and shall not be subject to any condition(s) which, in the sole discretion of Buyer, is/are not acceptable.

                  (viii) Seller shall supply all information and documents required to be attached hereto as Schedules.

                  (xi) Seller shall have completed all tasks required by the Agreements.

         10. The Closing: The closing of the transactions contemplated by this Agreement (the Closing) shall take place at the offices of Buyer on or about August 15, 2001, at 10:00 AM, or at such other place and/or time as shall be fixed by mutual agreement of the parties hereto. The time and date of the Closing is referred to in this Agreement as the Closing Date. The Closing shall be effective as of the time on the Closing Date that the parties shall have performed all the acts and executed and delivered all documents, payments and instruments to be performed and executed and delivered at or before the Closing, as described herein. Sellers assume all risk of loss due to fire or other casualty up to the Closing. In the event the Closing does not occur on the Closing Date, and the Closing Date has not been extended, in writing signed by both parties, then this Agreement shall become null and void, and be deemed terminated pursuant to (paragraph) 20 herein.

                  (a)  At the Closing, Sellers shall deliver to Buyer:

                           (i) Certificates for One Hundred (100) shares of MFC
common stock, representing all of the issued and outstanding shares of MFC common stock, duly endorsed for transfer to Buyer, which shall transfer to Buyer good and valid title to all of the MFC common stock, free and clear of all liens, claims, restrictions and encumbrances of any nature whatsoever; and

                           (ii) All permits, endorsements, consents, waivers
and/or approvals in connection with MFC's permits necessary for the operation of the Business, including MFC's A-901 license. A complete list of the same is annexed hereto as Schedule 4(i); and

                           (iii) All certificates of title relating to the
motorized equipment listed on Schedule 4(g);

                           (iv) All corporate, accounting, business and tax
records of MFC; and

                           (v) The Good Standing Certificate of MFC, attached
hereto as Schedule 10(a)(v); and

                           (vi) Any and all leases and deeds representing
Seller's interest in the Real Estate, as same is listed on Schedule 1(g) et. sec.

                           (vii) The Information, attached hereto as
Schedule 4(c);

                           (viii) The Phase I and Phase II Environmental
Reports for portions of the Real Property situated in Pennsylvania, attached hereto as Schedule 6(f).

                           (xi)  Seller shall have supplied all information
and documents required to be attached hereto as Schedules; and

                           (x) Seller shall have completed all tasks required
by the Agreements, and

                           (xii) Such further documentation or instruments as
the Buyer or its counsel may reasonably request to effectuate their terms of this Agreement.

                  (b) At the Closing, Buyer shall deliver the following to Sellers:

                           (i) The Purchase Price by either certified check or
wire transfer; and

                           (ii) The Good Standing Certificate of Buyer,
attached hereto as Schedule 10(b)(ii); and

                           (iii) A letter from the New Jersey Department
of Environmental Protection (NJDEP) approving the Stock Purchase Agreement, attached hereto as schedule 10(b)(iii).

                           (iv)  Properly executed originals of the Employment
and Covenant Not To Compete Agreements by and between Buyer and Jeffery Parker, Buyer and David Parker, and Buyer and Jamie Parker, attached hereto as schedule 10(b)(iv).

                           (v) Such further  documentation or instruments as
Sellers or its counsel may reasonably request to effectuate the terms of this Agreement.

         11. Survival of Representations, Warranties and Covenants: The representations, warranties and covenants contained herein shall survive the Closing hereof for a period of Five (5) years to protect the party in whose favor they run, irrespective of and unaffected by any investigation made or knowledge obtained by any of the parties hereto, including, without limitation, the participation of the Buyer's accountants or counsel on behalf of the Buyer in any examination or review of the business, affairs, financial condition, or Assets of the Seller; provided however, that in the case of all such representations, warranties, covenants and agreements, there shall be no such termination with respect to any such representation, warranty, covenant or agreement to the extent a bona fide claim has been asserted by written notice of such claim delivered to the party or parties making such representation, warranty, covenant or agreement prior to the expiration of the survival period.

         12. Indemnification: (a) Excluding consequential, special or punitive damages, Buyer shall, and hereby does, indemnify and hold Sellers harmless from and against, and in respect of:

                           (i) any and all losses, liabilities, damages,
deficiencies and obligations resulting from any misrepresentations or breach of warranty by Buyer or nonfulfillment of any covenant or condition to be performed or complied with by Buyer under the terms of this Agreement; and

                           (ii) all actions, suits, proceedings, claims,
demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the items set forth in Section 12(a)(i) above.

                  (b) Excluding consequential, special or punitive damages, Sellers shall indemnify and hold Buyer harmless from and against:

                           (i) for a period of Five (5) years from the Closing
Date, any and all single Liabilities exceeding Fifty Thousand and No/100 Dollars ($50,000) or Liabilities in the aggregate exceeding One Hundred Thousand and No/100 Dollars ($100,000) of the Seller which are not expressly assumed by the Buyer at the Closing, including, without limitations, any and all such liabilities or obligations of the Seller in respect of which claims are asserted against the Assets or the Buyer (A) as an alleged transferee of or successor to the Seller; or (B) involving any Federal, state, local or foreign tax liability of the Seller, including any interest or penalties thereon;

                           (ii) any and all losses, liabilities, damages or
deficiencies resulting from any misrepresentation or breach of warranty or nonfulfillment of any covenant or condition to be performed or complied with by Sellers under the terms of this Agreement; and

                           (iii)  all actions, suits, proceedings, claims,
demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees and disbursements, incident to the foregoing.

                  (c) In addition to and without limiting the foregoing in any way, for a period of Five (5) years from the Closing Date, the Seller strictly shall defend, indemnify and hold harmless Buyer from and against any and all fines, penalties, costs, liabilities, damages, losses or expenses (including without limitation, sampling, monitoring or remediation costs, reasonable attorneys', consultants' and engineering fees and disbursements, costs of defense and interest) (hereinafter referred to in this (paragraph) 12(c) as Claims) (i) incurred by Buyer; or (ii) for which Buyer is liable or obligated pursuant to any judicial or administrative judgment, order, directive or decree or any settlement or compromise of any claim, arising from or relating to any breach or violation of any applicable environmental law including the release or discharge of any Hazardous Material or from or relating to any breach or violation of any representation or warranty by Seller set forth in Section 4(p),
(q), or (r) of this Agreement; except that, Seller's liability pursuant to this (paragraph) 12(c) shall be limited to the amount of such a Claim exceeding Fifty Thousand and No/100 Dollars ($50,000) or the amount of such Claims in the aggregate exceeding One Hundred Thousand and No/100 Dollars ($100,000).

                  (d) If any legal proceeding shall be instituted or any claim or demand shall be asserted by any legal person in respect of which indemnity may be sought by one party hereto (Indemnitee) from the other party hereto (Indemnitor), then the Indemnitee shall send written notice to the Indemnitor of the assertion of such claim or legal proceeding promptly after the Indemnitee obtains knowledge thereof. The Indemnitor shall have the option, at its own expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with such claim and/or proceeding; provided, however, that no settlement shall be made without the prior written consent of the Indemnitee (which shall not be unreasonably withheld) unless the settlement provides for no liability for and no payment by Indemnitee and acknowledges no fault by Indemnitee. The Indemnitee may participate in any such proceeding with counsel of its choice, but at its own expense. To the extent the Indemnitor elects not to or fails to defend such proceeding, claim or demand, the Indemnitee may defend against, settle or otherwise deal with any such proceeding, claim or demand without the consent of the Indemnitor, provided that the Indemnitee acts in good faith. The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. The amount of indemnifiable claims due an Indemnitee shall be paid by the Indemnitor to the Indemnitee on demand. If a claim shall be made wherein Sellers could be obligated to indemnify and hold Buyer harmless pursuant to the terms of this Agreement, and if any of the Deferred Amount remains unpaid, in addition to all other remedies to which Buyer shall be entitled, Buyer may suspend payments of the Deferred Amount and offset dollar-for-dollar against any or all the Deferred Amount due to Sellers under this paragraph. Any amount offset shall first be applied against accrued and unpaid interest before any amounts are offset against principal. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of the said notes.

                  (e) In the event of a legal proceeding brought by MFC and/or Buyer to enforce the terms of the Employment and Covenant Not to Compete Agreements, in addition to all other remedies to which Buyer and or MFC shall be entitled, Buyer may suspend payments of the Deferred Amount due and offset dollar-for-dollar against any or all amounts due Sellers under this paragraph. Buyer shall exercise its right of offset by providing notice of exercise to Sellers at any time before payment in full of any Deferred Amount.

                  (f) The rights and remedies granted in this (paragraph) 12 are not exclusive of all other rights and remedies which the parties may have at law or in equity.

         13. Brokers: Each party represents and warrants to the other that it has had no dealings with any broker or finder in connection with the transactions contemplated by this Agreement and that no broker or finder's fees are due from either Buyer or Seller with respect to this transaction.

         14. Notices: Any notices or other communications required or permitted hereunder shall be sufficiently given in writing and personally delivered or delivered via any courier service or sent by registered or certified mail, return receipt requested, postage prepaid, addressed as follows or to such other address as either party may hereafter designate by notice given pursuant hereto:

                  In the case of Buyer:

                           Phoenix Waste Services Company, Inc.
                           60 Park Place - Suite 509
                           Newark, NJ 07102
                           Attn:  Richard L. Franks

                  In the case of Sellers:

                           Miners Fuel Company, Inc.
                           Route 209 at Interstate 81
                           Tremont, PA 17981
                           Attn: Jeffery Parker

          15. Entire Agreement: This Agreement, including the exhibits and schedules hereto, contains the entire agreements and understandings between the parties hereto, and no agreements, representations or warranties, oral or written, express or implied, have been made by the parties which are not set forth or referred to expressly in this Agreement. No alteration, amendment or modification of this Agreement shall be valid unless made in a written instrument signed by the parties hereto.

         16. Successors and Assigns: This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but no other third party shall be a beneficiary of this Agreement or any of its terms or provisions.

         17. Paragraph Headings: The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         18. Expenses: Whether or not this transaction shall close, each party hereto shall pay its own expenses, incurred in connection with this Agreement and the transactions contemplated hereby, including without limitation, any legal and accounting fees.

         19. Further Assurances: The parties agree to execute and deliver such further instruments and documents and to take such further actions as are necessary or desirable to consummate the transactions contemplated hereby.

         20. Termination of Agreement: (a) This Agreement may be terminated prior to Closing by Seller, if Buyer is unable to comply with the Conditions President described in (paragraph) 9(b). This Agreement may be terminated by Buyer for any reason prior to Closing, including Buyer's convenience. In the event of a termination of this Agreement, the confidentiality obligations described in (paragraphs) 6(d) and 7(a) shall survive said termination for a period of One (1) years from said termination date.

                  (b) In the event of termination of this Agreement as set forth above (paragraph) 20(a), this Agreement shall forthwith become null and void and there shall be no obligations on the part of either party to this Agreement to consummate the transactions contemplated hereby and neither party shall have any liability to the other party, except that, the obligations described in (paragraph) 11 shall survive said termination for a period of Five (5) years from said termination date, and the confidentiality obligations referenced above in (paragraph) 20(a) shall survive said termination for a period of One (1) year.

         21. Applicable Law: This Agreement shall be governed by, and be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements to be performed wholly within that state. The parties designate the courts situated in the State of New Jersey as the forum of choice to hear and determine any claim, controversy or disagreement arising under this Agreement.

         22. Counterparts: This Agreement may be executed in two or more counterparts each of which shall constitute an original instrument but all of which shall constitute one and the same instrument.

         23. Severability: Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions of this Agreement, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         24. Variations in Pronouns: All pronouns and variations thereof shall be deemed to refer to the masculine, feminine or neutral as the identity of the person or persons may require, and wherever necessary or appropriate in the context of this Agreement, the singular shall include the plural and vice versa.

         25. Waiver: The failure of a party to insist on the performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement that will limit the party's right thereafter to enforce any provision or exercise any right relating to this Agreement.

         26. Attorney Michael Fiorillo Office: Attorney Michael Fiorillo shall be allowed to continue to occupy his office in the Miners Entities headquarters, Tremont, Pennsylvania, said property being owned by MFC, on terms and conditions identical to those in existence on the date of closing of the Stock Purchase Agreement, for a term of THREE (3) years after the date of said closing of the Stock Purchase Agreement. However, no representations are herein made with respect to the continued legal representation of any of the Miners Entities by attorney Michael Fiorillo.

         27. Further Covenants and Agreements: The parties expressly acknowledge and further covenant and agree as follows:

                  (a) Each party to this Agreement has read, understood, and had the option to obtain qualified legal counsel to interpret its legal effect. Accordingly, it is agreed that the usual rule of contract interpretation causing ambiguities to be resolved in favor of the non-drafting party shall not apply to the interpretation of this Agreement.

                  (b) That entering into this Agreement, the respective parties are not relying upon any information, data, predictions, projections, opinion, statement or promise furnished or made by or on behalf of the other party, except as may be expressly and specifically set forth herein, and that each party expressly relieves the other party of any duty whatsoever to disclose, furnish, explain or correct any information, data, prediction, projection, opinion, statement or promise that the other party has made in any discussions or negotiations prior to or contemporaneously with the execution and delivery of the Agreement.

                  (c) That each party has carefully reviewed this Agreement and is entering into it freely and not under any compulsion or duress.

                  (d) That the parties expressly and especially agree that this Agreement shall be binding and enforceable in accordance with its terms and that each party waives any claim or contention, now or in the future, that this Agreement is or should be void, voidable, unenforceable or not binding upon them for any reason whatsoever, and further expressly and especially waive any such contention which would or could be based upon any judicial decisions denying enforceability or any such provisions.

                  (e) That the person signing this Agreement has all of the requisite authority to bind the party for whom he is signing.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, on the day and year first above written.

                                (SIGNATURE PAGE)


                                     Buyer



PHOENIX WASTE SERVICES COMPANY, INC.



By /s/ Richard L. Franks
  -----------------------------------
Richard L. Franks
Vice President/Secretary

                                    Sellers


/s/ Jeffrey Parker
-------------------------------------
Jeffrey Parker


/s/ David Parker
-------------------------------------
David Parker


/s/ Jamie Parker
-------------------------------------
Jamie Parker